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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

THE MIDDLEBY CORPORATION (Name of Issuer)
Common Stock, Par Value $0.01 per share (Title of Class of Securities)
596278-10-1 (CUSIP Number)

Nathaniel Sack, Esq., Seyfarth Shaw LLP,
55 East Monroe Street, Suite 4200,
Chicago, IL 60603-5803
312-346-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 21, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☐.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.    596278-10-1

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Robert R. Henry

2.	Check the Appropriate Box if a Member of a Group			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares		7.	Sole Voting Power 117,000*
Beneficially
Owned by Each		8.	Shared Voting Power 0
Reporting
Person With		9.	Sole Dispositive Power 117,000*

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 1.3%

14.	Type of Reporting Person (See Instructions) IN

*
Includes 21,000 vested shares deemed issued upon exercise of stock options.

Item 1.    Security and Issuer.

        The title and class of equity securities to which this amendment to statement on Schedule 13D relates is the Common Stock, par value $0.01 per share (the "Shares"), of The Middleby Corporation (the "Company"). The address of the principal executive offices of the Company is 1400 Toastmaster Drive, Elgin, IL 60120.

Item 2.    Identity and Background.

  (a)
  Name: Robert R. Henry, in his individual and fiduciary capacities.

  (b)
  Residence or Business Address: Mr. Henry's business address is Route 202, Linnfields Farm, Far Hills, NJ 07931. For mailing purposes, the Post Office Box is 115.

  (c)
  Mr. Henry is the president of Robert R. Henry & Co., Inc., which is principally in the financial advisory business. The principal address of Robert R. Henry & Co. is Route 202, Linnfields Farm, Far Hills NJ 07931. For mailing purposes, the Post Office Box is 115.

  (d)
  During the last five years, Mr. Henry has not been convicted in a criminal proceeding.

  (e)
  During the last five years, Mr. Henry has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f)
  Citizenship: U.S.A.

Item 3.    Source and Amount of Funds or Other Consideration.

        Not applicable.

Item 4.    Purpose of the Transaction.

        Prior to December 21, 2003 Mr. Henry held Shares as trustee as follows:

  Robert R. Henry, Trustee
  U/T/A dated 4-18-78
  F/B/O Barbara K. Whitman                                    281,250

  Robert R. Henry, Trustee
  U/T/A dated 4-18-78
  F/B/O W. Fifield Whitman III                                218,625

  Robert R. Henry, Trustee
  U/T/A dated 4-18-78
  F/B/O Laura B. Whitman                                        218, 625

        The trusts described above were created for donative and estate planning purposes. All Shares were held for investment purposes only, in accordance with the terms of the governing instruments and not for the purpose of effecting any change in the management and control of the Company. Mr. Henry had and has no present plans or proposals which relate to, or would result in, any of the actions referred to in clauses (a) through (j) of item 4 of Schedule 13D.

        On December 21, 2003, Mr. Henry for continued implementation of donative and estate planning purposes, and for tax planning purposes, transferred the Shares in these trusts to trusts dated December 21, 2003, of which William F. Whitman, Jr. is the grantor and his spouse, Barbara K. Whitman, is sole trustee, as follows:

  (a)
  218,625 Shares to a trust for the benefit of Laura B. Whitman.

  (b)
  218,625 Shares to a trust for the benefit of W. Fifield Whitman, III.

  (c)
  281,250 Shares to a trust for the benefit of Barbara K. Whitman.

        No consideration was paid or received in connection with such transactions.

Item 5.    Interest in the Securities of the Issuer.

  (a)
  Following the transactions described in Item 4, Mr. Henry holds no Shares as trustee, 96,000 Shares in his individual capacity and 21,000 Shares pursuant to presently exercisable options, for a total beneficial ownership of 117,000 Shares, or approximately 1.3% of the outstanding Shares of the Company.

  (b)
  Mr. Henry has sole disposition and voting power with respect to the 117,000 Shares described above.

  (c)
  The only transactions involving the Shares of the Company by Mr. Henry during the past 60 days were the transfers described in Item 4 above.

  (d)
  Not applicable.

  (e)
  On December 21, 2003, Mr. Henry ceased to be the beneficial owner of more than five percent of the Shares.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Not applicable.

Item 7.    Material to be Filed as Exhibits.

        None.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2004	Signature:	/s/ ROBERT R. HENRY

Name/Title:	Robert R. Henry, Individually and as Trustee, U/T/A dated April 18, 1978
F/B/O Barbara K. Whitman, U/T/A dated April 18, 1978
F/B/O W. Fifield Whitman III, and U/T/A dated April 18, 1978 F/B/O Laura B. Whitman

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  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of the Transaction.
  Item 5. Interest in the Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  Item 7. Material to be Filed as Exhibits.
SIGNATURE